Exhibit 99.1

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2019	2018
		$	$
CURRENT ASSETS
Cash and cash equivalents		31,476	41,604
Receivables, prepaids and deposits		2,195	1,947
Deferred financing costs		1,181	1,767
Organoclay inventories		1,514	1,617
		36,366	46,935
NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Joint Venture	4	45,206	12,609
Investment in Joint Venture	4	73,059	35,282
Property, plant and equipment	5	6,803	5,423
Exploration and evaluation assets		3,292	3,540
		128,510	57,004
TOTAL ASSETS		164,876	103,939

CURRENT LIABILITIES
Accounts payable and accrued liabilities		2,363	2,822
Current portion of long-term borrowings	6	2,255	539
		4,618	3,361
LONG-TERM LIABILITIES
Long-term borrowings	6	84,903	18,027
Decommissioning provision		269	269
		85,172	18,296
TOTAL LIABILITIES		89,790	21,657

SHAREHOLDERS’ EQUITY
Share capital		198,582	197,991
Contributed surplus		28,812	26,172
Accumulated other comprehensive loss		(3,598)	(4,293)
Deficit		(148,710)	(137,588)
TOTAL SHAREHOLDERS’ EQUITY		75,086	82,282
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		164,876	103,939

Subsequent events (Note 14)

Approved for issuance on August 13, 2019

On behalf of the Board of Directors:

“Gary Cohn”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018
		$	$	$	$
ORGANOCLAY SALES		1,487	855	2,767	1,951
COST OF SALES
Production costs		(1,607)	(1,128)	(2,922)	(2,624)
Depreciation		(132)	(184)	(286)	(365)
Total cost of sales		(1,739)	(1,312)	(3,208)	(2,989)
GROSS LOSS		(252)	(457)	(441)	(1,038)

EXPENSES
Exploration expenditures	10	(2,147)	(2,205)	(3,328)	(3,605)
Organoclay research and development		(171)	(141)	(283)	(274)
General and administrative	9	(2,658)	(3,887)	(4,568)	(5,904)
Stock-based compensation	7	(2,056)	(1,014)	(2,680)	(2,959)
Share of gain/(loss) in Joint Venture		1,713	(106)	3,097	(270)
Transaction costs		(293)	-	(1,050)	-
		(5,612)	(7,353)	(8,812)	(13,012)
OTHER ITEMS
Foreign exchange gain/(loss)		271	876	(625)	2,245
Finance costs		(1,353)	-	(1,993)	-
Other income		292	285	749	589
		(790)	1,161	(1,869)	2,834
NET LOSS		(6,654)	(6,649)	(11,122)	(11,216)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized (loss)/gain on translation to reporting currency		(252)	(945)	695	(2,511)

TOTAL COMPREHENSIVE LOSS		(6,906)	(7,594)	(10,427)	(13,727)
LOSS PER SHARE - BASIC AND DILUTED		(0.07)	(0.08)	(0.13)	(0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING-BASIC AND DILUTED		88,943	88,563	88,840	88,531

3

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs and exercise of options	112	378	(374)	-	-	4
Stock-based compensation (Note 7)	-	-	3,008	-	-	3,008
DSUs issued in lieu of directors' fees	-	-	264	-	-	264
Net loss	-	-	-	-	(11,216)	(11,216)
Other comprehensive loss	-		-	(2,511)	-	(2,511)
Balance, June 30, 2018	88,591	197,768	23,710	(2,625)	(120,537)	98,316

Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs and exercise of stock options	246	591	(280)	-	-	311
Stock-based compensation (Note 7)	-	-	2,689	-	-	2,689
DSUs issued in lieu of directors' fees	-	-	231	-	-	231
Net loss	-	-	-	-	(11,122)	(11,122)
Other comprehensive income	-	-	-	695	-	695
Balance, June 30, 2019	88,974	198,582	28,812	(3,598)	(148,710)	75,086

4

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	Six Months Ended June 30,
	2019	2018
	$	$
OPERATING ACTIVITIES
Net loss for the period	(11,122)	(11,216)
Items not affecting cash:
Stock-based compensation	2,689	3,017
Depreciation	476	482
Foreign exchange loss/(gain)	625	(2,245)
Share of (gain)/loss in Joint Venture	(3,097)	270
Inventories write down	-	203
Accrued interest and other expenses	1,644	(110)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(209)	(324)
(Increase)/decrease in inventories	(18)	314
(Decrease)/increase in accounts payable and accrued liabilities	(324)	1,707
Net cash used in operating activities	(9,336)	(7,902)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(66,250)	(4,500)
Contribution to Joint Venture (Note 4)	(831)	(10,325)
Additions to exploration and evaluation assets	-	(172)
Release of restricted cash	-	833
Additions to property, plant and equipment	(651)	(204)
Net cash used in investing activities	(67,732)	(14,368)
FINANCING ACTIVITIES
Proceeds from stock option exercises	311	4
Drawdowns from the credit facility (Note 6)	66,250	-
Debt financing costs paid	-	(1,308)
Other	309	(92)
Net cash provided by/(used in) financing activities	66,870	(1,396)
EFFECT OF FOREIGN EXCHANGE ON CASH	70	(266)
CHANGE IN CASH AND CASH EQUIVALENTS	(10,128)	(23,932)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	41,604	55,394
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	31,476	31,462

Supplemental disclosure with respect to cash flows (Note 12)

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project, located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the changes disclosed in Note 3.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements for the year ended December 31, 2018.

Accounting Policies

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

4.	JOINT VENTURE

The Company and Ganfeng Lithium Co.,Ltd (“Ganfeng”) are shareholders in Minera Exar S.A. (“Minera Exar”), the joint venture company that holds the Cauchari-Olaroz project located in Jujuy province of Argentina. In addition the Company and Ganfeng are shareholders in Exar Capital B.V., the joint venture company  in the Netherlands that provides further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project.

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “Project Investment”). On closing of the Project Investment, Ganfeng will increase its direct interest in the Cauchari-Olaroz project joint venture (“Joint Venture”) from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar.

Lithium Americas and Ganfeng have agreed, on closing of the Project Investment, to implement certain amendments to the Shareholders Agreement governing the Joint Venture, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Venture. In addition, on closing of the Project Investment, Minera Exar is expected to repay an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

The Joint Venture’s Cauchari-Olaroz project is in the development phase and accordingly, all costs directly attributable to the project are capitalized.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT VENTURE (continued)

Investment in Joint Venture

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture – December 31, 2017	19,637	-	19,637
Share of (loss)/income of Joint Venture	(1,077)	730	(347)
Contribution to Joint Venture	11,403	7,390	18,793
Return of the investment as part of the Transaction	(8,004)	-	(8,004)
Increase in Company's share in the Joint Venture	6,104	-	6,104
Elimination of unrealized gain on intercompany transactions	(833)	(68)	(901)
Investment in Joint Venture – December 31, 2018	27,230	8,052	35,282
Share of income of Joint Venture	(1)	3,098	3,097
Contribution to Joint Venture	868	35,132	36,000
Elimination of unrealized gain on intercompany transactions	(265)	(1,055)	(1,320)
Investment in Joint Venture – June 30, 2019	27,832	45,227	73,059

Loans to Joint Venture

The Company has entered into the following loan agreements with Minera Exar and Exar Capital B.V., terms of which are summarized below:

$
Loans to Joint Venture, at December 31, 2017	11,479
Loans granted to Minera Exar in 2018, maturity 7 years, interest rate LIBOR+7.57%	16,500
Repayment of principal and accrued interest	(18,740)
Accrued interest	1,697
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	7,500
The difference between the face value and the fair value of loans to Exar Capital B.V.	(5,827)
Loans to Joint Venture, at December 31, 2018	12,609
Accrued interest	1,479
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	66,250
The difference between the face value and the fair value of loans to Exar Capital B.V.	(35,132)
Loans to Joint Venture, at June 30, 2019	45,206

The interest on the loans to Minera Exar is accrued semi-annually on a non–compounding basis. The proceeds from the loans are being used by Minera Exar for project exploration, mining construction and development purposes.

The loans to Exar Capital B.V. are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using discounted cash flow technique applying market interest rates. The difference between the face value and the fair value of $35,132 in the reporting period was recognized as part of Investment in Joint Venture.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT VENTURE (continued)

Joint Venture Commitments and Contingencies

As at June 30, 2019, the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $200 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $239 in 2019, $588 in 2020 and $460 between 2021 and 2059, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. The Company's obligation to make the 2019 payments arose upon the start of plant construction. The Company's obligations to make the remaining payments arise only after production is started on the project.

•	Commitments related to a contract for construction of evaporation ponds of $21,157.

Subsequent Event

Please see Note 14 for disclosure of a subsequent event related to the Joint Venture.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	624	-	187	811
Disposals	-	-	(1,120)	(24)	-	(1,144)
As at December 31, 2018	386	2,143	5,066	11,471	823	19,889
Adjustment on adoption of IFRS 16 (Note 3)	-	-	-	-	296	296
Restated balance at January 1, 2019	386	2,143	5,066	11,471	1,119	20,185
Additions	-	-	474	-	956	1,430
As at June 30, 2019	386	2,143	5,540	11,471	2,075	21,615

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the year	-	107	406	576	121	1,210
Disposals	-	-	(476)	-	-	(476)
Impairment	-	545	1,146	9,889	-	11,580
As at December 31, 2018	-	835	1,859	11,471	301	14,466
Depreciation for the period	-	38	115	-	193	346
As at June 30, 2019	-	873	1,974	11,471	494	14,812

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2018	386	1,308	3,207	-	522	5,423
As at June 30, 2019	386	1,270	3,566	-	1,581	6,803

6.	LONG-TERM BORROWINGS

	As at June 30,	As at December 31,
	2019 $	2018 $
Current portion of long-term borrowings
Promissory note	140	135
Lease liabilities	351	66
Accrued interest	1,764	338
	2,255	539
Long-term borrowings
Promissory note	497	568
Credit facility (net of financing costs)	82,980	17,356
Lease liabilities and other	1,426	103
	84,903	18,027
	87,158	18,566

Credit Facility

During the six months ended June 30, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility. Total drawn under the facility as at June 30, 2019 is $83,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on this loan facility.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at June 30, 2019.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

As at June 30, 2019, $104 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $64 in 2020 and $4 in 2021.

During the six months ended June 30, 2019, stock-based compensation expense related to RSUs of $1,804 was charged to operating expenses (2018 - $679).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2017	1,550
Converted into common shares	(123)
Granted	246
Forfeited	(5)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(20)
Granted	399
Balance, RSUs outstanding as at June 30, 2019	2,047

Deferred Share Units (in thousands)

During the six months ended June 30, 2019, the Company granted 69 DSUs (2018 – 41) with the total estimated fair value of $231 (2018 - $264) to the Company’s independent directors in lieu of payment of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2017	41
Granted	87
Balance, DSUs outstanding as at December 31, 2018	128
Granted	69
Balance, DSUs outstanding as at June 30, 2019	197

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (in thousands)

No stock options were granted by the Company during the six months ended June 30, 2019 (2018 - 90). Stock options outstanding and exercisable as at June 30, 2019 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2019 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at June 30, 2019 (in 000's)	Weighted Average Exercise Price CAD$
$1.43 - $1.50	929	0.3	1.44	929	1.44
$1.68 - $1.88	107	0.6	1.68	107	1.68
$2.35 - $3.75	780	1.6	2.61	780	2.61
$4.55 - $5.00	1,152	2.7	4.88	1,127	4.88
$8.05 - $12.34	1,952	3.2	8.30	1,930	8.28
	4,920	2.0	5.16	4,873	5.14

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding as at December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(176)	(1.59)
Forfeited	(44)	(7.72)
Expired	(24)	(6.23)
Balance, outstanding as at December 31, 2018	5,152	5.16
Exercised	(232)	(1.96)
Balance, outstanding as at June 30, 2019	4,920	5.16

Weighted average share price at the time of exercise of options during the six months ended June 30, 2019 was CDN$6.14.

During the six months ended June 30, 2019, stock-based compensation expense related to stock options of $236 (2018 - $2,280) was charged to operations.

Performance share units (“PSUs”) (in thousands)

On August 21, 2018, the Company granted 699 PSUs to its officers and employees. All PSUs vest on the third anniversary of the grant date. The total estimated fair value of the PSUs was $4,030.  The fair value of the PSUs granted is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

As at June 30, 2019, $644 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $1,288 in 2020, and $823 in 2021.

During the six months ended June 30, 2019, stock-based compensation expense related to PSUs of $640 was charged to operating expenses (2018 - nil).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2017	-
Granted	699
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(3)
Balance, PSUs outstanding as at June 30, 2019	696

8.	RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to the Joint Venture of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to the Company’s annual financial statements for the year ended December 31, 2018 for details).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,762 during the six months ended June 30, 2019.

During the six months ended June 30, 2019 Minera Exar paid director’s fees of $37 (2017 - $33) to its President, who is also a director of the Company.

There were no contractual or other commitments arising from the related party transactions described above in this Note 8. The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for BCP Innovation Pte Ltd. (“Bangchak”) (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, if the Company approves an expansion of the stated production capacity of Cauchari-Olaroz from its current targeted production of 25,000 tpa to 40,000 tpa, the Company will provide incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. The consent is conditional upon entry into an amended off-take agreement with Bangchak concurrently with the closing of the Project Investment. In addition, the consent includes a commitment from Bangchak to provide up to $50 million of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS (continued)

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4, 6 and 14.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

In Q2 2019 the Board established a committee of directors to conduct a review of the Company’s governance structure, policies and practices. The Company established remuneration consisting of a $5 retainer to the Chair and a $2.5 retainer to the other members of the committee.

The remuneration of directors and members of the executive management team was as follows:

	For the six months ended June 30,
	2019 $	2018 $
Stock-based compensation	1,826	1,454
Salaries, benefits and directors' fees included in general and administrative expenses	1,654	1,683
Salaries and benefits included in exploration expenditures	214	394
Salaries and benefits capitalized to Investment in the Joint Venture	465	543
	4,159	4,074

	As at June 30,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	206	164

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	For the six months ended June 30,
	2019	2018
	$	$
Salaries, benefits and directors' fees	2,277	2,954
Office and administration	634	640
Professional fees	513	691
Regulatory and filing fees	147	699
Travel	284	419
Organoclay marketing expenses	385	287
Investor relations	160	170
Depreciation	168	44
	4,568	5,904

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass:

	For the six months ended June 30,
	2019 $	2018 $

Drilling and geological expenses	172	-
Permitting and environmental	161	412
Engineering	340	14
Consulting and salaries	2,264	2,965
Field supplies and other	376	158
Depreciation	15	56
Total exploration expenditures	3,328	3,605

During Q2 2019, the Company’s 100%-owned subsidiary Lithium Nevada Corp. (“Lithium Nevada”) entered into a mining design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $500 was received during the quarter and recorded as a long-term liability of the Company. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial production or will repay $3,500 without interest if a final project investment decision is not made by 2024.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The organoclay business is in the production stage, Thacker Pass is in the exploration stage and the Cauchari-Olaroz project is in the development stage and accounted for as a joint venture using the equity method. The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at June 30, 2019
Property, plant and equipment	4,441	1,318	-	1,044	6,803
Exploration and evaluation assets	-	3,292	-	-	3,292
Total assets	7,039	5,303	73,059	79,475	164,876
Total liabilities	(1,564)	(1,753)	-	(86,473)	(89,790)
For the three months ended June 30, 2019
Property, plant and equipment additions	23	95	-	3	121
Sales	1,487	-	-	-	1,487
Net (loss)/income	(646)	(2,806)	659	(3,861)	(6,654)
Exploration expenditures	-	2,072	-	75	2,147
Depreciation	4	37	-	67	108
Organoclay research and development	171	-	-	-	171
For the six months ended June 30, 2019
Property, plant and equipment additions	23	617	-	1,086	1,726
Sales	2,767	-	-	-	2,767
Net (loss)/income	(998)	(4,177)	2,043	(7,990)	(11,122)
Exploration expenditures	-	3,209	-	119	3,328
Depreciation	162	90	-	94	346
Organoclay research and development	283	-	-	-	283

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2018
Property, plant and equipment	4,581	791	-	51	5,423
Exploration and evaluation assets	-	3,540	-	-	3,540
Total assets	7,406	5,157	35,282	56,094	103,939
Total liabilities	(1,695)	(1,442)	-	(18,520)	(21,657)
For the three months ended June 30, 2018
Property, plant and equipment expenditures	74	75	-	20	169
Sales	855	-	-	-	855
Net loss	759	2,652	106	3,132	6,649
Exploration expenditures	-	2,184	-	21	2,205
Depreciation	196	49		3	248
Organoclay research and development	141	-	-	-	141
For the six months ended June 30, 2018
Property, plant and equipment expenditures	101	130	-	23	254
Sales	1,951	-	-	-	1,951
Net loss	1,610	4,484	270	4,852	11,216
Exploration expenditures	-	3,584	-	21	3,605
Depreciation	382	95	-	5	482
Organoclay research and development	274	-	-	-	274

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2019	1,044	9,051	73,059	83,154
As at December 31, 2018	51	8,912	35,282	44,245
Revenue
For the six months ended June 30, 2019	-	2,767	-	2,767
For the six months ended June 30, 2018	-	1,951	-	1,951

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at June 30,	As at December 31,
	2019 $	2018 $
Accounts payable related to property, plant and equipment	35	101
Accounts payable related to inventories	708	699
Accounts payable related to financings	78	73

	For the six months ended June 30,
	2019 $	2018 $
RSUs and DSUs granted in lieu of deferred salaries and directors’ fees	1,806	266
Assets acquired under lease agreements	1,163	28
Interest paid	577	23
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at June 30, 2019, the fair value of financial instruments not measured at fair value approximates their carrying value.

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from and loans to the Joint Venture.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $837. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to the Joint Venture is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at June 30, 2019, the Company had a cash and cash equivalents balance of $31,476 (December 31, 2018 - $41,604) to settle current liabilities of $4,618 (December 31, 2018 - $3,361).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility¹	2,479	6,700	116,759	125,938
Accounts payable and accrued liabilities	2,363	-	-	2,363
Long-term borrowing¹	90	180	464	734
Obligation under office leases¹	169	279	698	1,146
Other obligations	34	51	560	645
Total	5,135	7,210	118,481	130,826

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Credit facility, Long-term borrowing and obligation under leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks, including foreign currency risk which affects the Company as follows.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at June 30, 2019, $30,797 of the Company’s $31,476 in cash and cash equivalents held by the Company (which has a CDN$ functional currency) was denominated in US$. The Company had drawn $83,750 under its US$ denominated credit facility as at June 30, 2019. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at June 30, 2019 would have resulted in a foreign exchange (loss)/gain for the Company of $5,295, respectively.

14.	SUBSEQUENT EVENTS

Subsequent to the quarter end, Ganfeng advanced $57,000 of the $160,000 Project Investment to Minera Exar to fund ongoing development activities on the Cauchari-Olaroz project. The Company agreed to Ganfeng’s request that the closing date for the Project Investment occur in the second half of August 2019. The funds advanced by Ganfeng to date, and any additional funds advanced by Ganfeng prior to closing, will be applied against Ganfeng’s subscription obligation on closing.

21